Jay H. Knight
jknight@bassberry.com
(615) 742-7756

June 7, 2018

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	Mara L. Ransom
Lisa M. Kohl
Danilo Castelli
Yolanda Guobadia
William Thompson

Re:	i3 Verticals, Inc.
Registration Statement on Form S-1 (File No. 333-225214)

Ladies and Gentlemen,
Based on the discussion with the staff of the Securities and Exchange Commission (the “Commission”) regarding i3 Verticals, Inc.’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on May 25, 2018, please find enclosed changed pages marked to show share- and price-sensitive information that i3 Verticals, Inc. intends to include in Amendment No. 1 to the Registration Statement to be filed on or about June 11, 2018. The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Registration Statement.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the offering as early as June 11, 2018. We would be grateful for the Staff’s efforts to provide any comments as soon as possible.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (615) 742-7756. Thank you for your assistance.

United States Securities and Exchange Commission
June 7, 2018

Sincerely,

/s/ Jay H. Knight

Jay H. Knight, Esq.

Enclosures

cc: (via e-mail)

Greg Daily, Chairman and Chief Executive Officer, i3 Verticals, Inc.
Clay Whitson, Chief Financial Officer, i3 Verticals, Inc.
Paul Maple, General Counsel, i3 Verticals, Inc.
Page Davidson, Bass, Berry & Sims PLC
Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP
Charles Vaughn, Nelson Mullins Riley & Scarborough LLP

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